SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MARSH & MCLENNAN COMPANIES, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE
WITH AN EXERCISE PRICE EQUAL TO OR GREATER THAN US$38.68 PER
SHARE
(TITLE OF CLASS OF SECURITIES)

(CUSIP NUMBER OF CLASS OF SECURITIES)

PETER J. BESHAR
SENIOR VICE PRESIDENT AND GENERAL COUNSEL
MARSH & MCLENNAN COMPANIES, INC.
1166 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-2774
(212) 345-5000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
RICHARD D. TRUESDELL, JR.
DAVIS POLK & WARDWELL
450 LEXINGTON AVENUE
NEW YORK, NEW YORK 10017
(212) 450-4674

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$159,383,359	$18,759.42

     * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 47,952,135 shares of common stock of Marsh & McLennan Companies, Inc. having an aggregate value of $159,383,359 as of May 18, 2005, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals $117.70 per million dollars of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,759.42.	Filing party: Marsh & McLennan Companies, Inc.
Form or Registration No.: Schedule TO-I.	Date Filed: May 20, 2005.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

     This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2005 by Marsh & McLennan Companies, Inc., a Delaware Corporation ( “MMC”), relating to an offer to eligible employees by MMC to exchange options with an exercise price equal to or greater than US$38.68 per share (the “options”) to purchase shares of MMC’s common stock, par value $1.00 per share (“common stock”), outstanding under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan, the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan and any applicable predecessor plans, as amended (the “Plans”), and held by eligible employees, for new options (the “new options”) to purchase shares of MMC’s common stock to be granted under the Plans, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options, dated May 23, 2005 (the “offer to exchange”), and the related MMC Stock Option Exchange Form (the “election form” and, together with the offer to exchange, as they may be amended from time to time, the “offer”).

     This Amendment is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information in the offer, a copy of which was previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, is incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 12 AND SCHEDULE A.

     Items 1 through 12 and Schedule A of the original Schedule TO are hereby amended and supplemented as follows:

(1)	On page 15 of the offer to exchange under the Section entitled “Withdrawal Rights”, the third paragraph of that Section is amended by replacing the date “August 31, 2005” with “July 19, 2005” in both places where it appears in that paragraph.

(2)	On page 19 of the offer to exchange under the Section entitled “Source and Amount of Consideration; Terms of New Options”, the last two paragraphs of that Section, the first of which begins with the words “IMPORTANT NOTE”, are deleted.

(3)	On page 20 of the offer to exchange under the Section entitled “Information Concerning MMC”, the Section is amended by adding the following as the second paragraph:

“Summary financial information is attached to this offer to exchange as Schedule C.”

(4)	On page 20 of the offer to exchange under the Section entitled “Information Concerning MMC”, the first sentence of the second-to-last paragraph of that Section is amended by adding the word “additional” between the words “For” and “information” at the beginning of that sentence and is further amended by replacing the period at the end of that sentence with “, and ‘Statement Re: Computation of Ratio of Earnings to Fixed Charges,’ incorporated by reference from Exhibit 12 of our quarterly report for the period ended March 31, 2005, filed on Form 10-Q.”

(5)	Item 12 is amended by replacing Exhibit (a)(1)(i) with “Exhibit (a)(1)(i) Amended and Restated Offer to Exchange Certain Outstanding Options, dated June 9, 2005,” which reflects the changes made by this Amendment. Item 12 is further amended by adding the following immediately after Exhibit (a)(1)(xviii):

“(a)(1)(xix)	Foreign Tax Consequences.”

“(a)(1)(xx)	Form of Terms & Conditions for Non-U.S. Recipients of the Offer to Exchange.”

and

“(a)(1)(xxi)	Form of Communication to Eligible MMC Option Holders for Electing an Exchange (web access).”

(6)	On page A-2 of Schedule A to the offer to exchange, subparagraph (e) is amended by deleting the phrase “income, operations, prospects or stock ownership” and substituting the phrase “income or operations”.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2005	MARSH & MCLENNAN COMPANIES, INC.

	By:	/s/ Bart Schwartz

		Name:	Bart Schwartz
		Title:	Vice President and Deputy General Counsel

SCHEDULE C

SUMMARY FINANCIAL INFORMATION OF MMC INC.
(in millions, except per share data)

	For the year ended December 31		For the three months ended March 31,

	2004	2003	2005	2004

Income Statement Data
Operating revenue	$12,159	$11,544	$3,182	$3,196
Operating expenses	11,511	9,048	2,910	2,423

Operating income	$648	$2,496	$272	$773

Income before taxes and minority interest	450	2,335	212	728

Net income	176	1,540	134	446

Basic net income per share	$.33	$2.89	$.25	$.85
Diluted net income per share	$.33	$2.81	$.25	$.83

Average number of shares outstanding (basic)	526	533	531	525
Average number of shares outstanding (diluted)	535	548	536	540

Other Data
Ratio of earnings to fixed charges	2.2	7.8	2.8	2.2

	For the year ended December 31		For the three months ended March 31,

	2004	2003	2005	2004

Balance Sheet Data
Total current assets	$4,887	$3,848	$4,209	$4,887
Other assets(1)	13,450	11,205	13,338	13,450

Total assets	$18,337	$15,053	$17,547	$18,337

Total current liabilities	$4,735	$3,659	$4,066	$4,735
Other liabilities(2)	8,546	5,943	8,453	8,546
Total stockholders’ equity	5,056	5,451	5,028	5,056

Total liabilities and stockholders’ equity	$18,337	$15,053	$17,547	$18,337

Book value per share	$9.60	$10.35	$9.48	$9.66

(1)	Comprised of (i) goodwill and intangible assets, (ii) fixed assets, net, (iii) long-term investments, (iv) prepaid pension and (v) other assets.

(2)	Comprised of (i) fiduciary liabilities less cash and investments held in a fiduciary capacity, (ii) long-term debt, (iii) regulatory settlements, (iv) pension, postretirement and post employment benefits and (v) other liabilities.

Sch. C-1